UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                         Patriot National Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70336F104
                              ---------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F104                    13G

--------- ------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Lewis

--------- ------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a) [ ]

                                                                                                  (b) [ ]

--------- ------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                             United States
--------------------------------- ----- ------------------------------------------------------------------

           Number of
             Shares               5     SOLE VOTING POWER
          Beneficially                  306,652 shares
            Owned By              ----- ------------------------------------------------------------------
              Each
           Reporting              6     SHARED VOTING POWER
             Person                     0 shares
              With                ----- ------------------------------------------------------------------

                                  7     SOLE DISPOSITIVE POWER
                                        306,652 shares
                                  ----- ------------------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------- ------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 306,652 shares

--------- ------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                  [_]

--------- ------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.5%
--------- ------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------- ------------------------------------------------------------------------------------------------

CUSIP No. 70336F104                   13G

--------- ------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Lewis Revocable Living Trust

--------- ------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a) [ ]

                                                                                                  (b) [ ]

--------- ------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                         New York
--------------------------------- ----- ------------------------------------------------------------------

           Number of
             Shares               5     SOLE VOTING POWER
          Beneficially                  188,949 shares
            Owned By              ----- ------------------------------------------------------------------
              Each
           Reporting              6     SHARED VOTING POWER
             Person                     0 shares
              With                ----- ------------------------------------------------------------------

                                  7     SOLE DISPOSITIVE POWER
                                        188,949 shares
                                  ----- ------------------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------- ------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 188,949 shares

--------- ------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                  [ ]
--------- ------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      4.0%

--------- ------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO

--------- ------------------------------------------------------------------------------------------------

ITEM 1.

                    (a)  Name of Issuer:
                         Patriot National Bancorp, Inc.
                    (b)  Address of Issuer's Principal Executive Offices:
                         900 Bedford Street
                         Stamford, Connecticut 06901

ITEM 2.
1.                  (a)  Name of Person Filing:        Barry Lewis
                    (b)  Address of Principal Business Office, or, if none, Residence:
                                                       177 S. Mountain Road
                                                       New City, New York 10956
                    (c)  Citizenship:                  United States
                    (d)  Title of Class of Securities: Common Stock, $2.00 par
                                                       value per share
                    (e)  CUSIP Number:                 70336F104

2.                  (a)  Name of Person Filing:        Barry Lewis Revocable Living Trust

                    (b)  Address of Principal Business Office, or, if none,
                         Residence:
                                                       177 S. Mountain Road
                                                       New City, New York 10956
                     (c) Place of Organization:        New York
                     (d) Title of Class of Securities: Common Stock, $2.00 par
                                                       value per share
                     (e) CUSIP Number:                 70336F104

ITEM 3. If this statement is filed pursuant to 'SS.'240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


                      (a) [ ] Broker or dealer registered under section 15 of
                              the Act (15 U.S.C.78o).

                      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                              U.S.C. 78c).

                      (c) [ ] Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c).

                      (d) [ ] Investment company registered under Section 8 of
                              the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                      (e) [ ] An investment adviser in accordance with
                              'SS.'240.13d-1(b)(1)(ii)(E).

                      (f) [ ] An employee benefit plan or endowment fund in
                              accordance with 'SS.'240.13d-1(b)(1)(ii)(F).

                      (g) [ ] A parent holding company or control person in
                              accordance with 'SS.'240.13d-1(b)(1)(ii)(G).

                      (h) [ ] A savings associations as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                              Investment Company Act of 1940 (15 U.S.C. 80a-3).

                      (j) [ ] Group, in accordance with
                              'SS.'240.13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP.

1.                Barry Lewis:
                   (a)    Amount Beneficially Owned: 306,652(1,2,3) shares.
                   (b)    Percent of Class:    6.5%
                   (c)    Number of shares as to which such person has:
                          (i)   sole  power  to vote  or to  direct  the  vote:
                                306,652(1,2,3) shares.
                          (ii)  shared  power to vote or to direct the vote:
                                0 shares.
                          (iii) sole   power  to   dispose  or  to  direct  the
                                disposition of: 306,652(1,2,3) shares.
                          (iv)  shared  power  to  dispose  or  to  direct  the
                                disposition of: 0 shares.

2.                 Barry Lewis Revocable Living Trust:
                   (a)    Amount Beneficially Owned: 188,949(2) shares.
                   (b)    Percent of Class:4.0%
                   (c)    Number of shares as to which such person has:
                          (i)    sole  power  to vote  or to  direct  the  vote:
                                 188,949(2) shares.
                          (ii)   shared  power to vote or to direct the vote:
                                 0 shares.
                          (iii)  sole   power  to   dispose  or  to  direct  the
                                 disposition of: 188,949(2) shares.
                          (iv)   shared  power  to  dispose  or  to  direct  the
                                 disposition of: 0 shares.

                   Exhibit A, a Joint Filing Agreement, was previously filed with a Schedule 13G, dated October 13, 2004.

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

INSTRUCTION:       Dissolution of a group requires a response to this item.

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                   Not Applicable.

ITEM 7.            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
                   BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                   Not Applicable.

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                   Not Applicable.

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.
                   Not Applicable.

ITEM 10.           CERTIFICATION.

                   By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


---------------
(1) Includes 117,703 shares of Common Stock held in Barry Lewis IRA Rollover Accounts.
(2) Includes 188,949 shares of Common Stock held in the Barry Lewis Revocable Living Trust, for which Mr. Lewis serves as sole trustee.
(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2007


                                 /S/ BARRY LEWIS
                                 --------------------------------------
                                 Barry Lewis


                                 Barry Lewis Revocable Living Trust

                                 By: /S/ BARRY LEWIS
                                 --------------------------------------
                                 Barry Lewis, Trustee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)